Exhibit 99.2

Santiago, May 20, 2019

GG/192/2019

Mr.

Joaquín Cortez Huerta

Chairman

Financial Market Commission

Present

Ref.: Material Event Notice / Corplegal S.A. dissolution

Dear Mr. Chairman,

In accordance with the provisions set forth in articles 9 and 10 of Law 18.045 on Securities Markets, and Chapter 18-10 of the Updated Compilation of Norms of the Superintendency of Banks and Financial Institutions (“SBIF”), we inform the Commission of the following Material Event.

On this date, ItaúCorpbanca subsidiary, Corplegal S.A. (hereinafter the “Subsidiary”), was dissolved for the cause of article 103 No. 2 of Law No. 18,046 of Chilean Corporations Act, that is, for having elapsed more than ten days without interruption in which all the shares of the Subsidiary met in hands of a single shareholder, in this case, the Bank.

Sincerely,

Manuel Olivares Rossetti

Chief Executive Officer

Itaú Corpbanca